Exhibit 99.1

Israeli- Based Clearmind Medicine to Host Virtual Investor Conference on Psychedelics for Obesity

The conference will stream live on Tuesday, February 28, at 8:30 AM EST

Tel Aviv, Israel / Vancouver, Canada, Feb. 08, 2023 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (NASDAQ: CMND) (CSE: CMND), (FSE: CWY) (“Clearmind” or “the Company"), a biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, will host a virtual investor conference titled “Psychedelics for Obesity” on Tuesday, February 28th, at 8:30 AM EST.

Interested participants are invited to register in advance by clicking here.

Clearmind recently announced positive pre-clinical results demonstrating efficacy of its drug candidate MEAI for treating obesity and metabolic syndrome. The study was led by Professor Joseph Tam, D.M.D., Ph.D., head of the Obesity and Metabolism Laboratory and Associate Professor of Pharmacology at the Hebrew University’s Institute for Drug Research.

Professor Tam will headline the conference discussing the challenges of obesity and the promising pre-clinical results for MEAI as a potential treatment.

Dr. Adi Zuloff-Shani, Clearmind’s CEO, will present the company's achievements and goals.

The conference will also feature Mark Haden, Clearmind's VP of Business Development, and will be hosted by Shannon Smadella of Clearmind’s Community Development department.

About Clearmind Medicine Inc.

Clearmind is a psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The company’s intellectual portfolio currently consists of seven patent families. The company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq and the Canadian Securities Exchange under the symbol "CMND" and the Frankfurt Stock Exchange under the symbol “CWY.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations

invest@clearmindmedicine.com

Telephone: (604) 260-1566

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

FORWARD-LOOKING STATEMENTS:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (registration No. 333-265900) filed with the SEC on November 16, 2022. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.